July 25, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop: 04 06

Washington, D.C. 20549

Re:	Website Pros, Inc. Registration Statement on Form S-1 Registration No. 333-134431

Ladies and Gentlemen:

As the Representatives of the underwriters of the proposed public offering of Common Stock that is the subject matter of the above-captioned Registration Statement, we hereby join in the request of the issuer that the effective date of the Registration Statement be accelerated so that the same may become effective Thursday, July 27, 2006, at 4:30 p.m., Eastern Time, or as soon thereafter as may be practicable.

The undersigned confirm that they and any participating dealers have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-captioned public offering.

The undersigned also wish to advise you that the following distribution was made of the Preliminary Prospectus dated July 14, 2006:

20 copies to	4 prospective underwriters;
25 copies to	5 prospective dealers;
2,764 copies to	2,564 institutional investors; and

The distribution of the Preliminary Prospectus set forth above occurred during the period from July 17, 2006 through July 25, 2006.

Very truly yours,

FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

PIPER JAFFRAY & CO.

RBC CAPITAL MARKETS CORPORATION

PACIFIC GROWTH EQUITIES, LLC

THINKEQUITY PARTNERS LLC

As Representatives of the several underwriters

By:   Friedman, Billings, Ramsey & Co., Inc.

By:	/S/ JAMES R. KLEEBLATT
Name: James R. Kleeblatt Title: Senior Managing Director